UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2022

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

BETTERWARE DE MEXICO ANNOUNCES

APPOINTMENT OF EXTERNAL AUDITOR

Guadalajara, Jalisco, México, August 5, 2022 – Betterware de México, S.A.P.I. de C.V. (Nasdaq: BWMX) (the “Company”), announced today that its Board of Directors has appointed PriceWaterHouseCoopers, S.C. (“PWC”) as its external auditor for the year ending December 31, 2022, subject to completion of PWC´s standard client acceptance procedures and execution of an engagement letter.

The change in the Company’s external auditor was decided in connection with the acquisition of JAFRA in April 2022. At the time of the acquisition, PWC and Galaz, Yamazaki, Ruiz Urquiza, S.C. (“Deloitte”) acted as external auditors of JAFRA and the Company, respectively. Since it was not possible for the Company to have two external auditors firms, the Company's Audit Committee requested PWC and Deloitte to submit separate proposals to act as external auditors of the Company in a consolidated basis. After careful review of such proposals, the appointment of PWC was recommended by the Company's Audit Committee and has been approved by the Company’s Board of Directors.

The Board of Directors thanked Deloitte for the services provided and its commitment during the three years it served as the Company’s external auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name: Title:	Luis Campos Board Chairman

Date: August 5, 2022

2